UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            THE PENN TRAFFIC COMPANY
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   707832200
                               -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2002
                             -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 707832200                                           Page 2 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              SOROS FUND MANAGEMENT LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              Delaware

                           7        Sole Voting Power
 Number of                                  9,032,768
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    9,032,768
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            45.0%

14   Type of Reporting Person (See Instructions)

              OO; IA

                                  SCHEDULE 13D

CUSIP No. 707832200                                           Page 3 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              GEORGE SOROS (in the capacity described herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              United States

                           7        Sole Voting Power
 Number of                                  9,032,768
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    9,032,768
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            45.0%

14   Type of Reporting Person (See Instructions)

              IA

                                  SCHEDULE 13D

CUSIP No. 707832200                                           Page 4 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              SATELLITE ASSET MANAGEMENT, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            0%

14   Type of Reporting Person (See Instructions)

              PN; IA

                                 SCHEDULE 13D

CUSIP No. 707832200                                           Page 5 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              SATELLITE FUND MANAGEMENT LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            0%

14   Type of Reporting Person (See Instructions)

              OO; IA

                                 SCHEDULE 13D

CUSIP No. 707832200                                           Page 6 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              MARK D. SONNINO (in the capacity described herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              United States

                           7        Sole Voting Power
 Number of                                  23,000
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    23,000
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            .11%

14   Type of Reporting Person (See Instructions)

              IN

                                 SCHEDULE 13D

CUSIP No. 707832200                                           Page 7 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              LIEF D. ROSENBLATT (in the capacity dsecribed herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              United States

                           7        Sole Voting Power
 Number of                                  23,000
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    23,000
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            .11%

14   Type of Reporting Person (See Instructions)

              IN

                                 SCHEDULE 13D

CUSIP No. 707832200                                           Page 8 of 14 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

              GABRIEL S. NECHAMKIN (in the capacity described only)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6    Citizenship or Place of Organization

              United States

                           7        Sole Voting Power
 Number of                                  23,000
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    23,000
   With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13   Percent of Class Represented By Amount in Row (11)

                                            .11%

14   Type of Reporting Person (See Instructions)

              IN

                                                              Page 9 of 14 Pages


          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of The Penn Traffic Company (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated August 9, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that, as of October 23, 2002, each of Satellite LP (as defined herein), Satellite LLC (as defined herein), Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin shall no longer be deemed to be beneficial owners of more than five percent of the Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  Soros Fund Management LLC ("SFM LLC");

          (ii) George Soros ("Mr. Soros");

          (iii) Satellite Asset Management, L.P. ("Satellite LP");

          (iv) Satellite Fund Management LLC ("Satellite LLC");

          (v)  Mr. Mark D. Sonnino ("Mr. Sonnino");

          (vi) Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

          (vi) Mr. Gabriel S. Nechamkin ("Mr. Nechamkin").

          This Statement relates to the Shares held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quota Holdings Limited ("Quota").

                              The Reporting Persons

     As of October 23, 2002, the investment management contracts pursuant to which Satellite LP had exercised investment discretion over the Shares held for the accounts of each of Quantum Partners and Quota were terminated. As a result, each of Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin shall no longer be deemed the beneficial owner of the Shares held for the accounts of Quantum Partners or Quota. Accordingly, as of October 23, 2002, each of Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin are no longer Reporting Persons.

Item 4.  Purpose of Transaction

     As noted in Item 2 above, the investment management contracts pursuant to which Satellite LP had exercised investment discretion over the Shares held for the accounts of each of Quantum Partners and Quota were terminated as of October 23, 2002. As of October 23, 2002, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin resigned as directors of the Issuer.

                                                             Page 10 of 14 Pages


     Also on October 23, 2002, Mr. Richard Brennan ("Mr. Brennan"), Mr. Matthew Glass ("Mr. Glass") and Mr. Richard D. Holahan, Jr. ("Mr. Holahan") were elected to serve on the board of directors of the Issuer. Mr. Brennan, Mr. Glass and Mr. Holahan are employees of SFM LLC. As directors of the Issuer, each of Mr. Brennan, Mr. Glass and Mr. Holahan may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

     (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 9,032,768 Shares (approximately 45.0% of the total number of Shares outstanding). This number consists of A) 7,854,032 Shares held for the account of Quantum Partners and B) 1,178,736 Shares held for the account of Quota.

          (ii) Satellite LP and Satellite LLC shall no longer be deemed the beneficial owner of any Shares held for the accounts of Quantum Partners or Quota.

          (iii) Mr. Sonnino may be deemed the beneficial owner of 23,000 Shares (approximately .11% of the total number of Shares outstanding assuming the exercise of the director's options held for his account). This number consists of 23,000 Shares issuable upon the exercise of director's options held for his account.

          (iv) Mr. Rosenblatt may be deemed the beneficial owner of 23,000 Shares (approximately .11% of the total number of Shares outstanding assuming the exercise of the director's options held for his account). This number consists of 23,000 Shares issuable upon the exercise of director's options held for his account.

          (v) Mr. Nechamkin may be deemed the beneficial owner of 23,000 Shares (approximately .11% of the total number of Shares outstanding assuming the exercise of the director's options held for his account). This number consists of 23,000 Shares issuable upon the exercise of director's options held for his account.

     (b) (i) Each of SFM LLC and Mr. Soros may be deemed to have the sole power to direct the voting and disposition of (A) 7,854,032 Shares held for the account of Quantum Partners and (B) 1,178,736 Shares held for the account of Quota.

          (ii) Each of Satellite LP and Satellite LLC, as a result of the termination of the investment management contracts pursuant to which Satellite LP had exercised investment discretion over the Shares held for the accounts of each of Quantum Partners and Quota, shall no longer be deemed to have any power to direct the voting and disposition of the Shares held for the accounts of Quantum Partners or Quota.

          (iii) Each of Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin, as a result of the termination of the investment management contracts pursuant to which Satellite LP had exercised investment discretion over the Shares held for the accounts of each of Quantum Partners and Quota, shall no longer be deemed to have any power to direct the voting and disposition of the Shares held for the accounts of Quantum Partners and Quota.

                                                             Page 11 of 14 Pages


          (iv) Mr. Sonnino has the sole power to direct the voting and disposition of the 23,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

          (v) Mr. Rosenblatt has the sole power to direct the voting and disposition of the 23,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

          (vi) Mr. Nechamkin has the sole power to direct the voting and disposition of the 23,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

     (c) There have been no transactions effected with respect to the Shares since September 1, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

     (e) As of October 23, 2002, each of Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin shall no longer be deemed to be the beneficial owner of more than five percent of the Shares.

Item 7.  Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 14 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 30,  2002             SOROS FUND MANAGEMENT LLC

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Assistant General Counsel


                                    GEORGE SOROS

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Attorney-in-Fact


                                    SATELLITE ASSET MANAGEMENT, L.P.

                                    By:      Satellite Fund Management LLC
                                             its General Partner

                                    By:      /s/  Lief D. Rosenblatt
                                             --------------------------
                                             Lief D. Rosenblatt
                                             Senior Managing Member

                                    SATELLITE FUND MANAGEMENT LLC

                                    By:      /s/  Lief D. Rosenblatt
                                             --------------------------
                                             Lief D. Rosenblatt
                                             Senior Managing Member

                                    MARK D. SONNINO

                                    /s/ Mark D. Sonnino
                                    --------------------------


                                    LIEF D. ROSENBLATT

                                    /s/  Lief D. Rosenblatt
                                    --------------------------


                                    GABRIEL S. NECHAMKIN

                                    /s/  Gabriel S. Nechamkin
                                    --------------------------

                                                             Page 13 of 14 Pages


                                  EXHIBIT INDEX


H.        Power  of  Attorney,  dated  as of  October  30,  2002,
          granted by Mr. George Soros in favor of Mr.  Armando T.
          Belly,  Ms.  Jodye  Anzalotta,  Mr. John F. Brown,  Ms.
          Maryann Canfield,  Mr. Richard D. Holahan,  Jr. and Mr.
          Robert Soros...........................................       14

                                                             Page 14 of 14 Pages

                                                                       EXHIBIT H



                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October 2002.



                                             /s/ George Soros
                                             -----------------------------------
                                             GEORGE SOROS